ANNUAL INFORMATION FORM

For the Fiscal Year Ended December 31, 2012

DATED:  March 27, 2013

CORPORATE OFFICE: Suite 650, 200 Burrard Street Vancouver, BC V6C 3L6, Canada Tel: 604.484.4085 Fax: 604.484.4029	MANAGEMENT HEAD OFFICE: Piso 5, Av. Jorge Chávez #154 Miraflores, Lima, Peru Tel: 511.616.6060, ext. 2

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Cautionary Statement – Forward Looking Statements	1
Cautionary Note to U.S. Investors Concerning Resource and Reserve Estimates	2
Documents Incorporated by Reference	2
Date of Information	3
Currency	3

CORPORATE STRUCTURE	3
Name, Address and Incorporation	3
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS	4
Three-Year History and Recent Developments	4

DESCRIPTION OF THE BUSINESS	7
General	7
Risk Factors	8
Material Mineral Properties	13
Caylloma Mine, Peru	13
San Jose Mine, Mexico	16

DIVIDENDS	19

DESCRIPTION OF CAPITAL STRUCTURE	19

MARKET FOR SECURITIES	19
Trading Price and Volume	20

DIRECTORS AND EXECUTIVE OFFICERS	20
Name, Occupation and Shareholding	20
Cease Trade Orders or Bankruptcies	22
Penalties or Sanctions	22
Conflicts of Interest	23

AUDIT COMMITTEE	23

LEGAL PROCEEDINGS	24

TRANSFER AGENT AND REGISTRAR	24

MATERIAL CONTRACTS	24

INTERESTS OF EXPERTS	24
Names of Experts	24
Interests of Experts	25

ADDITIONAL INFORMATION	25

Audit Committee Charter	Schedule “A”

PRELIMINARY NOTES

Cautionary Statement – Forward Looking Statements

Certain statements and information in this Annual Information Form are not based on historical facts and constitute forward-looking statements or forward looking information within the meaning of applicable securities laws (“forward-looking statements”), including but not limited to, the Company’s plans at its San Jose mine, Mexico and Caylloma mine, Peru, estimated production, capital and operating cash flow estimates and other matters.

Forward-looking statements express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and are not statements of historical fact.  Forward-looking statements relate to, among other things:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

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production rates at the Company’s properties;

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cash cost estimates;

•

timing to achieve full production capacity at the Company’s properties;

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timing for completion of infrastructure upgrades related to the Company’s properties and their completion on budget;

•

timing for delivery of materials and equipment for the Company’s properties; and

•

the sufficiency of the Company’s cash position, its reliance on revenue from its currently operating properties, and its ability to raise equity capital or access debt facilities.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements.  The estimates and assumptions of the Company contained or incorporated by reference in this Annual Information Form (“AIF”) which may prove to be incorrect, include, but are not limited to:

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that all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of its properties,

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there being no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment or otherwise;

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permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations;

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currency exchange rates being approximately consistent with current levels;

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certain price assumptions for silver, gold, lead, zinc and copper;

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prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels;

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production forecasts meeting expectations;

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the accuracy of the Company’s current mineral resource and reserve estimates;

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labor and materials costs increasing on a basis consistent with the Company’s current expectations; and

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assumptions made and judgments used in engineering and geological interpretation.

In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements.  Known risk factors include, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the “Risks and Uncertainties” section in the “Risk Factors” section of this AIF and the Company’s Management’s Discussion and Analysis for the year ended December 31, 2012, available at www.sedar.com and www.edgar.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  These forward-looking statements are made as of the date of this IAIF. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.  Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Cautionary Note to U.S. Investors Concerning Resource and Reserve Estimates

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 under the Securities Act. Under Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Company’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Documents Incorporated by Reference

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF.  These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Fortuna Silver Mines Inc. (referred to herein as the “Company” or “Fortuna”).  The documents listed below are not contained within or attached to this document.  The documents may be accessed on SEDAR at www.sedar.com under the Company’s profile, Fortuna Silver Mines Inc.:

Document	Effective Date / Period Ended	Date Filed on SEDAR website	Document Category on the SEDAR website
Management Information Circular	April 23, 2012	May 9, 2012	Management Proxy / Information Circular - English
Technical Report, Caylloma Property, Peru	March 22, 2013	March 26, 2013	Technical Report(s)
Technical Report, San Jose Property, Mexico	March 22, 2013	March 26, 2013	Technical Report(s)

Date of Information

This AIF is dated March 27, 2013.  Except as otherwise indicated, the information contained herein is as at December 31, 2012, being the date of the Company’s most recently completed financial year end.

Currency

Unless otherwise noted, all references to “$” in this AIF refer to United States dollars.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 4, 1990 under the laws of the Province of British Columbia under the name Jopec Resources Ltd.  On February 3, 1999, the Company changed its name to Fortuna Ventures Inc. and on June 28, 2005 to Fortuna Silver Mines Inc.

The management head office of the Company is located at Piso 5, Av. Jorge Chávez #154, Miraflores, Lima, Peru.  The corporate and registered office of the Company is located at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6.

Intercorporate Relationships

The Company carries on a significant portion of its business through a number of 100%-owned subsidiaries, held either directly or indirectly, as follows:

Fortuna Silver Mines Inc.
[British Columbia]
Fortuna Silver Barbados Inc.
[Barbados]
Continuum Resources Ltd.
[British Columbia]
Minera Bateas S.A.C.
[Peru]
Caylloma Mine
Fortuna Silver Mines Perú S.A.C.
[Peru]
24%
76%
Compania Minera Cuzcatlan S.A. de C.V.
[Mexico]
San Jose Mine
99.998%
0.002%
Fortuna Silver Mexico, S.A. de C.V.
[Mexico]

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History and Recent Developments

Caylloma Mine, Peru

The Company purchased in 2005 a 100% interest in the Caylloma mine and related mining concessions located in southern Peru.  Following a significant upgrading and modernization of the ore processing plant, the Company returned the mine to production in October 2006.  In 2009, the Company commissioned an expansion project that increased in plant capacity to 1,200 tonnes per day (“tpd”) and added a copper circuit which started commercial production in December 2009.  In 2010, the mine and plant operated at an average rate of 1,231 tpd, with production sourced primarily from the Animas Vein, and produced 1,906,423 ounces of silver at a cash cost of negative $5.99 per ounce, net of by-product credits.

In February 2010, the Company announced the discovery of high-grade silver mineralization in the upper portion of the Animas Vein. This traditionally polymetallic vein was then the source of 85% of the mine’s ore production.  The main focus of development of the Animas Vein in 2010 was to extend mineralization along strike towards the northeast on levels 10 and 12 and to prepare the resource blocks between levels 10 and 12 for mining, which was planned to extend below level 10 in 2011.  In the upper part of Animas, development and preparation was focused on incorporating level 6 into the production plan.

In December 2010, the Company confirmed the discovery of two new high-grade silver ore shoots in the Bateas Vein, located in the central portion of the Caylloma property.  Historically, the Bateas Vein was a significant producer of high-grade silver ore, with the past production coming from portions of the Bateas Vein located to the southwest of the newly discovered ore shoots.  From these ore shoots along strike to the northeast, the Bateas Vein is open and essentially unexplored over a horizontal distance of approximately 1,150 meters where the Vein is projected to intersect with the San Cristobal Vein.

Production from the new ore shoots began in late June 2011.  Exploration drifting towards the northeast area of the Bateas Vein was stopped in September in order to improve ventilation and infrastructure for auxiliary services in levels 10 and 12.

In 2011, the processing plant operated at an average rate of 1,264 tpd and silver production increased 5% year-over-year to 2,008,488 ounces.  In January 2011, production of copper-silver concentrate was discontinued at Caylloma due to a material increase in treatment and refining smelter charges.  Cash cost per ounce of silver, net of by-product credits, increased to negative $0.78 in 2011, with costs rising from negative $5.93 in Q1 to positive $6.48 in Q4.  The increase was driven by cost increases and lower by-product credits in the second half of 2011, particularly in the fourth quarter.  The decrease in by-product credits was primarily due to lower base metal prices (down 24% for lead and 21% for zinc) and a 13% decline in lead production.  The unit cash cost per tonne increase reflects higher cost of skilled labor and industry related services, a trend common in the Peruvian underground mining industry since late 2010.

In 2012, despite higher ore production (up 3%) and silver head grades (up 4%), silver production at Caylloma increased just 1% year over year primarily because of a 5% decrease in metallurgical recoveries.  Metallurgical recoveries were affected by the oxide content of ore mined in level 6 of the Animas Vein, which contributed 30% of ore production during the year.  In fourth quarter of 2012, after extensive testing, the Company implemented recommendations to improve metallurgical recoveries.  Positive results were achieved in November and December, with silver recoveries improving to 80%, and expected to reach 82% in 2013.  Lower lead and zinc head grades and recoveries resulted in a year-over-year reduction in lead and zinc production of 9% and 4%, respectively.

Cash cost per tonne of processed ore at Caylloma for 2012 was $87.28, an increase of 26% from 2011, but only 1% higher than forecast.  The increase resulted mainly from higher contractor tariffs and labor costs. Cash cost per payable ounce of silver for 2012 was $8.07, net of by-product credits, compared to negative $0.78 in the prior year.

Several cost containment initiatives were or are being implemented to help offset cost pressures.  These relate mainly to changes in mining methods of narrow high-grade veins that will result in less mine preparation, the concentration of operations under a single contractor, ceasing production at peripheral veins, and the ongoing energy project to increase access to energy from the power grid.

Capital expenditures at Caylloma were $16.8 million in 2012, compared to $25.0 million budgeted for the year.  The lower expenditures were due mainly to reducing the scope of and postponing refurbishment of the processing plant, postponing until 2013 the energy project, and delaying moderately the mine camp project.  The new tailings facility was commissioned in January 2013.

The Company plans to direct an estimated $50.7 million in capital expenditures in 2013 to mine development, camp infrastructure, tailings dam expansion, and power grid upgrades.

The 2013 exploration program at Caylloma includes 31,000 meters of drilling primarily focused on resource delineation and exploration of silver- and gold-rich veins in the northern portion of the Caylloma property.

San Jose Mine, Mexico

Located in the state of Oaxaca in southern Mexico, the San Jose property covers a high-grade silver-gold bearing epithermal vein system.  In late 2006, the Company acquired a 76% interest in the property, with Continuum Resources Ltd. owning the remaining 24%.  In March 2009, the Company acquired all of the issued and outstanding shares of Continuum in exchange for 6,786,706 common shares of the company, and in so doing increased its ownership of San Jose to a 100% interest.

In December 2009, the Mexican Environmental Agency approved the Company’s application for a change of land use from agricultural to industrial for the property.  This was the final permit required to commence construction of a mine at San Jose and complemented the environmental impact study that was approved by the Mexican Environmental Agency in October 2009.  By April 2010, the Company had completed a pre-feasibility study for the project and started construction activities.

Commercial production of the San Jose mine commenced on September 1, 2011 at an initial rate of 1,000 tpd, and the Company announced plans to increase production capacity from 1,000 tpd to 1,500 tpd.  In 2011, the mine produced 490,555 ounces of silver and 4,622 ounces of gold at a cash cost of $4.69 per silver equivalent ounce, net of by-product credits.  .

In 2012, San Jose completed its first full year of operation, producing 1,949,178 ounces of silver and 17,918 ounces of gold.  This was 15% and 19%, respectively, above annual production guidance.  The increased production resulted from mining higher grade ore ahead of schedule on level 1350, which contributed approximately 47% of mined ore, which was 160% above plan.  By accelerating completion of the main access ramp and preparing levels 1350 and 1300 ahead of plan, the Company added operational flexibility to the mine that will help to sustain production in the face of potential ore variability and to secure the ramp-up of production to 1,500 tpd by the third quarter of 2013.  Mine preparation peaked in Q4 2012 at 1,127 meters of underground development, compared to 614 meters, on average, during the first three quarters of the year.  In Q4 2012, silver and gold head grades decreased compared to the first nine months of 2012 because of higher production of lower grade development ore from level 1300.

The San Jose processing plant performed within design parameters during 2012, with silver and gold recoveries of 88% and 87%, respectively, and average ore throughput of 1,055 tpd.  Cash cost per tonne of processed ore for 2012 was $74.10, or 6% above forecast as a result of accelerated mine preparation in the fourth quarter and certain non-recurring items.  Cash cost per payable ounce of silver for 2012 was $3.76, net of by-product credits.

In October 2012, the Company, working in collaboration with state and community authorities, completed construction of a thirteen kilometer water pipeline, connecting the Ocotlan water treatment plant with the San Jose mine site. The pipeline is delivering approximately 20% of the make-up water currently required for the San Jose mill.

Capital expenditures at San Jose in 2012 were $14.3 million, which is lower than the $30.8 million budgeted mainly due to the postponement of the dore plant project.  The Company plans major capital expenditures during 2013 totalling $52.7 million for mine development, plant expansion, and tailings dam expansion.

The Company is conducting exploration drilling at San Jose to follow up on mineralized intercepts encountered in 2012.  The 2013 exploration program includes 20,000 meters of drilling, with the principal targets located in the northern and southern extension of the Trinidad vein system.  Additional drilling is planned on other targets identified on the 64,400 hectare property.

Updated Reserve and Resource Estimates

In March 2013, the Company released updated Mineral Reserve and Mineral Resource estimates for Caylloma and San Jose, as set forth in the Caylloma Report and the San Jose Report described below under “Description of the Business - Material Mineral Properties”.

Financing

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility.  The proceeds of the facility may be used for general corporate purposes, including the development of the San Jose Project.  The facility was intended to complement the Company’s cash position and provide additional financing flexibility during the construction stage at San Jose.  An increase of the credit facility to $40 million is expected to be completed in the first week of April 2013.  No funds have been drawn under this facility.

On March 3, 2010, the Company completed a bought-deal public financing with a syndicate of underwriters co-led by CIBC and Canaccord Financial Ltd. pursuant to which the Company issued 15,007,500 common shares at a price of CAD$2.30 per share, for gross proceeds of CAD$34.5 million.  Net proceeds were CAD$32.8 million after underwriting fees of CAD$1.7 million.  The net proceeds from the financing were used to partially fund the mine construction at San Jose.

On December 23, 2010, the Company completed a second bought-deal financing with a syndicate of underwriters led by Canaccord Genuity Corp. pursuant to which the Company issued 11,500,000 common shares at a price of CAD$4.00 per share, for gross proceeds of CAD$46.0 million.  Net proceeds were CAD$43.7 million after underwriting fees of CAD$2.3 million.  The net proceeds from the financing were used to partially fund the mine construction as San Jose, to conduct exploration programs in Mexico and Peru and for general working capital.

TSX Listing

The Company graduated from the TSX Venture Exchange to the TSX and its common shares began trading on the TSX on January 18, 2010 under the symbol FVI.

NYSE Listing

The Company completed a listing application on the New York Stock Exchange and its common shares began trading on the NYSE on September 19, 2011 under the symbol FSM.

DESCRIPTION OF THE BUSINESS

General

Summary.  The Company is engaged in silver and gold mining and related activities, including exploration, extraction, and processing. The Company operates the Caylloma mine in Peru and the San Jose mine in Mexico.

The lead-silver, zinc, and gold-silver concentrates produced by the Company at its Caylloma mine in Peru and its San Jose mine in Mexico are sold to international metals traders who in turn deliver the products to different clients around the world.  The material sources of revenue for 2012 and 2011 are as follows:

By type of concentrate	2012	2011

• Lead-silver concentrate	42%	75%
• Zinc concentrate	9%	14%
• Gold-silver concentrate	49%	11%

By metal contained in concentrate:
• Silver	67%	65%
• Lead	7%	15%
• Zinc	9%	14%
• Gold	17%	6%

The method of production both at Caylloma and San Jose consists of underground mining principally through cut and fill mechanized operations.  Extracted ore is trucked to a conventional crushing, milling and flotation processing plant which consists of zinc, and lead-silver flotation circuits for Caylloma, and a gold-silver circuit for San Jose.

Specialized Skill and Knowledge.  All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting.  While increased activity in the resource mining industry has made it more difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes.

Competitive Conditions.  The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, as well as for the recruitment and retention of qualified employees.

Environmental Protection.  The Company is currently in compliance with all material environmental regulations applicable to its exploration, development, construction and operating activities.  The financial and operational effects of environmental protection requirements on capital expenditures, earnings and expenditures during the fiscal year ended December 31, 2012 were not material.  The Company has recorded in its financial statements for the year 2012 an asset retirement obligation which reflects its environmental obligations associated with the Caylloma mine closure plan as approved by the Peruvian government and an updated closure plan for the San Jose mine.

Employees.  The Company and its subsidiaries have 812 direct employees and 1,215 indirect employees through contractors.

Foreign Operations.  The Company’s material mineral resource properties are located in Peru and Mexico, each of which has a stable government, a mature mining industry and regulatory environment, and a non-volatile currency.

Health and Safety, Social and Environmental Policies.  The Company is committed to maintaining the health and safety of its personnel by minimizing hazards and providing training and safe equipment.  A strong safety culture is encouraged so that all employees are empowered to report and address safety issues.

The Company has built strong relationships with the communities in which it operates, and is dedicated to innovative, sustainable projects and partnerships that build company engagement in local communities while respecting their values, customs and traditions.

The Company is committed to complying in all material respects with all environmental laws and regulations applicable to its activities.  It interacts proactively with authorities and communicates openly about its activities.  The Company works directly and collaboratively with local communities to protect and preserve the environment.

Risk Factors

The Company’s ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties including, without limitation, the following:

Risks Related to the Caylloma and San Jose Mines

Operating hazards and risks.  Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Hazards such as unusual or unexpected formations and other conditions can occur.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Concentrate treatment charges and transportation costs.  The Company has entered into agreements to sell its concentrate production from the Caylloma and San Jose Mines for 2013. Smelting and refining rates correspond to contract rates established mainly at 2012 year end. There is no assurance that the Company will be able to enter into smelting and refining contracts at similar competitive terms beyond 2013. The cost of transporting concentrate from the Mines to the smelters is dependent on, among other things, the concentrate destination.  Transportation related costs have been volatile over the last several years and could continue to be volatile due to a number of factors, including changes in the price of oil, or a shortage in the number of vessels available to ship concentrate to smelters.  Increases in these rates would have an adverse impact on the Company’s results of operations and financial condition.

Risks Relating to the Company

Capital and operating costs, production schedules, and economic returns.  The Company’s expected operating costs and expenditures, production schedules, economic returns and other projections from a mining project which are contained in this document and in any technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by the Company are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, and expenditures and other factors any of which may prove to be inaccurate. Therefore, feasibility studies and other studies and reports may prove to be unreliable.

The Company’s operating costs are affected by the cost of commodities and goods such as steel, fuel, electrical power and supplies, including reagents.  Management prepares its cost and production guidance and other forecasts based on its review of current and estimated future costs, and assumes that the materials and supplies required for operations will be available for purchase.  As the Company relies on certain third-party suppliers and contractors, these factors can be outside our control and an increase in the costs of, or a lack of availability of, commodities and goods may have an adverse impact on the Company’s financial condition.

General economic conditions.  Turmoil in global financial markets in recent years has had a profound impact on the global economy.  Many industries, including the precious and base metals mining industry, have been impacted by these market conditions.  Some of the key impacts have included contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  The sovereign debt crisis in Europe has been the most visible risk to world financial stability.  A continued or worsened slowdown in economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

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Under a worst case scenario a new global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall market liquidity;

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the volatility of metal prices could impact the Company’s revenues, profits, losses and cash flow;

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volatile energy prices, commodity and consumables prices and currency exchange rates could impact the Company’s production costs; and

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the devaluation and volatility of global stock markets, which are not related to the Company’s operations or assets, could impact the valuation of the Company’s equity and other securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Competition.  The mining industry is intensely competitive in all of its phases, and such competition could adversely affect the Company’s ability to acquire suitable resource properties in the future.

Substantial reliance on the Caylloma and San Jose Mines.  All of the Company’s revenues in the current and prior years were generated by the Caylloma mine until September 2011 when commercial production commenced at the San Jose mine.  For 2013, the Company anticipates a significant percentage of its future revenue will come from the Caylloma and San Jose mines. Unless the Company develops or acquires additional properties or projects, the Company will remain largely dependent upon the operation of the Caylloma and San Jose mines for its revenue and profits, if any. If for any reason production at either mine was reduced or stopped, the Company’s revenues and profits would decrease significantly.

Additional businesses and assets may not be successfully integrated.  The Company undertakes evaluations of opportunities to acquire additional mining assets and businesses.  Any acquisitions may be significant in size, may change the scale of the Company’s business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and maximize the financial and strategic position of the Company; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that any assets or business acquired will prove to be profitable or that the Company will be able to integrate the required businesses successfully, which could slow the Company’s rate of expansion and the Company’s business, results of operations and financial condition could suffer.

Fortuna may need additional capital to finance other acquisitions. If the Company obtains further debt financing, it will be exposed to the risk of leverage and its operations could become subject to restrictive loan and lease covenants and undertakings. If the Company obtains equity financing, existing shareholders may suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such financings.

Political and country risk.  The Company conducts, or will conduct, exploration, development and production activity in a number of countries, namely Peru and Mexico and potentially others.  The State of Oaxaca in Mexico has a history of social conflicts and political agitation which can lead to public demonstrations and blockades that can from time to time affect the Company’s operations.  The Company is not able to determine the impact of potential political, social, economic or other risks on its future financial position, which include:

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Cancellation or renegotiation of contracts;

•

Changes in foreign laws or regulations;

•

Changes in tax laws;

•

Royalty and tax increases or claims by governmental entities;

•

Retroactive tax or royalty claims;

•

Expropriation or nationalization of property;

•

Inflation of costs that is not compensated by a currency devaluation;

•

Restrictions on the remittance of dividend and interest payments offshore;

•

Environmental controls and permitting;

•

Opposition from local community members or non-governmental organizations;

•

Civil strife, acts of war, guerrilla activities, insurrection and terrorism, and

•

Other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates. Furthermore, in the event of a dispute arising from such activities, the Company may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

Metal prices and marketability.  The marketability of any metals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, metal markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting metals and environmental protection.

The price of the common shares of the Company, the Company’s financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of Ag, Au or other metals. The price of Ag, Au or other metals fluctuates widely and is affected by numerous factors beyond the Company’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions of major metal-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. Future serious price declines in the market value of Ag, Au or other metals could cause continued development of and commercial production from the Company’s properties to be impracticable. Depending on the price of Ag, Au and other metals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent upon the prices of Ag, Au and other metals being adequate to make these properties economic.

In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Commodity forward and option contracts for base metals production.  From time to time the Company may enter into agreements to receive fixed prices on any metal production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Company will not benefit from such increases.

Government regulation.  Operations, development and exploration on the Company’s properties are affected to varying degrees by political stability and government regulations relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property.  There is no assurance that future changes in such regulations, if any, will not adversely affect the Company’s operations.

The activities of the Company require licenses and permits from various governmental authorities.  While the Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects.

Environmental matters.  All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  Environmental hazards may exist on the Company’s properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

Dependence on key personnel.  The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

The Company’s ability to recruit and assimilate new personnel will be critical to its performance.  The Company will be required to recruit additional personnel and to train, motivate and manage its employees. The international mining industry is very active and the Company is facing increased competition for personnel in all disciplines and areas of operation, including geology and project management, and there can be no assurance that it will be able to retain current personnel and attract and retain new personnel.

Director and officer conflicts of interest.  Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  In such case, the Company’s directors and officers comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that they exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest.

Title to properties.  Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned.  The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore the precise area and location of the properties may be in doubt.  The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects.  The Company has conducted as thorough investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the properties.

Dilution from further equity financing.  If the Company raises additional funding by issuing equity securities, such financing may substantially dilute the interests of existing shareholders of the Company and reduce the value of their investment.

Foreign currency.  The Company’s activities and operations in Mexico and Peru make it subject to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican pesos and Peruvian Sol, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Exploration and development, and infrastructure.  Development of the Company’s non-producing properties will only follow upon obtaining satisfactory exploration results that confirm economically recoverable and saleable volumes of minerals and metal.  The business of mineral exploration and development is speculative in nature and involve a high degree of risk, as few properties which are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of reserves of commercial ore.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish resources and reserves through drilling and development and for mining and processing facilities and infrastructure.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.  Economic feasibility of a project is based on several other factors including anticipated metallurgical recoveries, environmental considerations and permitting, future metal prices, and timely completion of the development plan.

Completion of the development of the Company’s advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water, transportation, access and facilities. The lack of, or delay in, availability of any one or more of these items could prevent or delay development of the Company’s advanced projects.  There can be no assurance that adequate infrastructure, including road access, will be built, that it will be built in a timely manner or that the cost of such infrastructure will be reasonable or that it will sufficiently satisfy the requirements of the advanced projects.  As well, accidents or sabotage could affect the provision or maintenance of adequate infrastructure.

The Company’s operations require water, and its San Jose mine is located in a region where water is scarce.  While the Company believes it holds sufficient water rights to support its current operations, future developments could limit the amount of water available to the Company.  New water development projects, or climatic conditions such as extended drought, could adversely affect the Company.  There can be no guarantee that the Company will be successful in maintaining adequate supplies of water for its operations.

Insurance.  Where practical, a reasonable amount of insurance is maintained against risks in the Company’s operations, but coverage has exclusions and limitations.  There is no assurance that the Company’s insurance will be adequate to cover all liabilities or that it will continue to be available and at terms that are economically acceptable.  Losses from un-insured or under-insured events may cause the Company to incur significant costs that could have a material adverse effect on its financial performance.

Estimation of mineral resources and reserves and precious metal recoveries.  There is a degree of uncertainty attributable to the estimation of resources and reserves and to expected mineral grades.  Mineral resources and mineral reserves may require revision based on actual production experience.  Market fluctuations in the price of metals, as well as increased production costs and reduced recovery rates, may render certain mineral reserves uneconomic and may ultimately result in a restatement of mineral resources and/or reserves.  Short term operating factors relating to the mineral resources and reserves, such as the need for sequential development of ore bodies may adversely affect the Company’s profitability in any accounting period.

Reclamation.  There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations.  Therefore, additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks.  These additional costs may have material adverse impact on the financial condition and results of the Company.

Uncertainty of funding.  The Company’s operating cash flow from the Caylloma and San Jose Mines may not be sufficient to cover the current costs of exploration and development of the Company’s other, non-producing properties.  Exploration and development activities may be dependent upon the Company’s ability to obtain financing through joint venturing, equity or debt financing or other means, and although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain additional financing or that the terms of such financing will be favorable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of some of its projects.

Uncertainly of dividends on its common shares.  The Company has paid no dividends on its common shares since incorporation and does not anticipate paying dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Legal Proceedings.  Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business.  The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal.  There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

The Company is incorporated under the laws of British Columbia, Canada and the majority of the Company’s directors and officers are not residents of the U.S.  Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Material Mineral Properties

The Company has two material mineral projects, described below.

Caylloma Mine, Peru

The Company owns a 100% interest in the Caylloma mine, Peru.

The following is the Summary from the technical report (the “Caylloma Report”) entitled “Fortuna Silver Mines Inc.: Caylloma Property, Caylloma District, Peru” dated as of March 22, 2013 prepared by Eric N. Chapman and Thomas Kelly.  The full text of the Caylloma Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Caylloma Report.

Summary

This Technical Report refers to the Caylloma property, an operating underground mine located in the Caylloma Province, Peru. Since June 2005, the Caylloma property has been 100 % owned by Minera Bateas S.A.C. (Minera Bateas), a Peruvian subsidiary of Fortuna Silver Mines Inc. (Fortuna).

The Caylloma property is located in the Caylloma Mining District, 225 kilometers north-northwest of Arequipa, Peru. The property is within the historical mining district of Caylloma, northwest of the Caylloma caldera complex and southwest of the Chonta caldera complex. Host rocks at the Caylloma property are volcanic in nature, belonging to the Tacaza Group. Mineralization is in the form of low to intermediate sulfidation epithermal vein systems.

Epithermal veins at the Caylloma property are characterized by minerals such as pyrite, sphalerite, galena, chalcopyrite, marcasite, native gold, stibnite, argentopyrite, and silver-bearing sulfosalts (tetrahedrite, polybasite, pyrargyrite, stephanite, stromeyerite, jalpite, miargyrite and bournonite). These are accompanied by gangue minerals, such as quartz, rhodonite, rhodochrosite, johannsenite (manganese-pyroxene) and calcite.

There are two different types of mineralization at Caylloma; the first is comprised of silver-rich veins with low concentrations of base metals and includes the Bateas, Bateas Techo, La Plata, Cimoide La Plata, San Cristóbal, San Pedro, San Carlos, Paralela, and Ramal Paralela veins. The second type of vein is polymetallic in nature with elevated lead, zinc, copper, silver and gold grades and includes the Animas, Animas NE, Santa Catalina, Soledad, Silvia, Pilar, Patricia, and Nancy veins.

Underground operations are presently focused on mining the Animas and Bateas veins. Exploration in 2012 focused on the expansion and delineation of the Animas and Animas NE veins as well as the exploration of the recently discovered Nancy vein.

The 2012 Mineral Resource update has relied on channel and drill hole sample information obtained by Minera Bateas since 2005. Mineralized domains identifying potentially economically extractable material were modeled for each vein and used to code drill holes and channel samples for geostatistical analysis, block modeling and grade interpolation by ordinary kriging or inverse distance weighting.

Mineral Resource and Mineral Reserve estimates for the Caylloma property are reported as of December 31, 2012 and detailed in Table 1.1 and Table 1.2.

Economic values (NSR) for each mining block take into account the commercial terms of 2012, the average metallurgical recovery, the average grade in concentrate and long term projected metal prices. Mineral Reserves have been reported above a break-even cut-off value calculated for each vein, based on NSR values and operating costs. Mineral Resources have been reported above a US$30/t cut-off value based on NSR values.

Mineral Resources are categorized as Measured, Indicated and Inferred. The criteria used for classification includes, the number of samples, spatial distribution, distance to block centroid, kriging efficiency (KE) and slope of regression (ZZ).

Mineral Reserve estimates have considered only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2010). Subject to the application of certain economic and mining-related qualifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves.

Table 1.1 Mineral Reserves as of December 31, 2012

Vein type	Category	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Metal
							Ag (Moz)	Au (koz)
Silver Veins	Proven	11	872	0.06	0.43	0.64	0.3	0.0
	Probable	246	386	0.96	0.31	0.51	3.1	7.6
	Proven +Probable	257	407	0.93	0.31	0.51	3.4	7.7
Polymetallic Veins	Proven	1,242	92	0.33	1.48	2.20	3.7	13.2
	Probable	2,809	121	0.33	1.66	2.27	10.9	30.2
	Proven +Probable	4,052	112	0.33	1.60	2.25	14.6	43.4
Combined-All Veins	Proven	1,253	99	0.33	1.47	2.19	4.0	13.2
	Probable	3,055	142	0.38	1.55	2.13	14.0	37.8
	Proven +Probable	4,308	130	0.37	1.52	2.15	17.9	51.1

Table 1.2 Mineral Resources as of December 31, 2012

Category	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Metal
						Ag (Moz)	Ag (Moz)
Measured	431	72	0.30	0.88	1.53	1.0	4.2
Indicated	1,170	82	0.34	0.75	1.40	3.1	12.8
Measured + Indicated	1,601	79	0.33	0.79	1.43	4.1	17.0
Inferred	6,633	101	0.27	1.84	2.58	21.5	58.5

Notes

•

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

•

Mineral Resources are exclusive of Mineral Reserves

•

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability

•

There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at Caylloma or San Jose.

•

Mineral Resources and Mineral Reserves are estimated as of June 30, 2012 and reported as of December 31, 2012 taking into account production-related depletion for the period of July 1, 2012 through December 31, 2012 with the exception of the Animas and Animas NE veins which were re-estimated using all exploration drilling information as of December 31, 2012

•

Mineral Reserves are reported above a NSR breakeven cut-off of US$74.69/t for Animas, Animas NE, and San Cristóbal; US$226.77/t for Bateas, Cimoide La Plata, and La Plata; US$138.34/t for Soledad, Silvia, and Santa Catalina

•

Mineral Resources are reported above a NSR cut-off of US$30/t

•

Metal prices used in the NSR evaluation for Mineral Reserves are US$29.36/oz for silver, US$1,544/oz for gold, US$2,245/t for lead and US$2,139/t for zinc

•

Metal prices used in the NSR evaluation for Mineral Resources are US$25.14/oz for silver, US$1,391.63/oz for gold, US$2,116/t for lead and US$2,006/t for zinc

•

Metallurgical recovery values used in the NSR evaluation of sulfides are 82 % for silver, 45 % for gold, 93 % for lead, and 88 % for zinc; and of oxides are 64 % for silver, 45 % for gold, 46 % for lead, and 30 % for zinc

•

Operating costs were estimated based on 2012 actual costs

•

Tonnes are rounded to the nearest thousand

•

The quantity and grade of the Inferred Resources reported in this estimation are conceptual in nature, and it is uncertain if further exploration will result in upgrading of Inferred Resources to Indicated or Measured Resource categories

•

Totals may not add due to rounding

Minera Bateas continues to successfully manage the operation, mining 462,000 t of ore from underground to produce 2.0 Moz of silver, 2.8 koz of gold, 17.9 Mlbs of lead, and 22.4 Mlbs of zinc in 2012 while continuing to improve the mine infrastructure.

Fortuna believes there is good potential for a significant increase of the Mineral Resources at the Caylloma property particularly from the continuity of the current veins in operation as well as from the discovery of new veins. During 2012 important exploration projects were developed and new exploration targets were identified. Fortuna is committed in continuing its intensive exploration program, budgeting US$ 6.7 million to continue developing ongoing exploration projects over identified structures as well as the discovery of new targets. In addition to this US$ 4 million has been budgeted for work designed to upgrade Inferred Resources.

The construction of the first stage of the new tailings facility (N° 3) with 15 years life at a 1,300 tpd design capacity, as well as the granting of the operation permit by the Ministry of Energy and Mines in December 2012, has been a major milestone for Minera Bateas in order to assure available tailings disposal capacity for the coming years.

The mining operation has been developed under strict compliance of norms and permits required by public institutions associated with the mining sector. Furthermore, all work follows quality and safety international norms as set out in ISO 14001 and OHSAS 18000.

Minera Bateas continues developing sustainable programs to benefit the local communities including educational, nutritional and economical programs. The socio–environmental responsibilities of these programs contribute toward establishing a good relationship between the company and local communities.

This Technical Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available at the effective date of this report. The conversion of Mineral Resources to Mineral Reserve was made using industry-recognized methods, actual operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of actual and future operational conditions.

San Jose Mine, Mexico

The Company owns a 100% interest in the San Jose mine, Mexico.

The following is the Summary from the technical report (the “San Jose Report”) entitled “Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, México” dated as of March 22, 2013 prepared by Eric N. Chapman and Thomas Kelly.  The full text of the San Jose Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the San Jose Report.

Summary

This Technical Report has been prepared by Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101) to disclose recent information about the San Jose operation.

The San Jose mine is located in the central portion of the state of Oaxaca, Mexico. The project site is 47 km by road south of the city of Oaxaca and 0.8 km east of federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The village of San Jose del Progreso is located 2 km to the southeast of the project site.

The San Jose mine is operated by Compania Minera Cuzcatlan S.A. de C.V., a Mexican subsidiary 100 % owned by Fortuna.

The San Jose Mine area is underlain by a thick sequence of sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of Paleogene age. These units have been significantly displaced along major north- and northwest-trending extensional fault systems with the precious metal mineralization being hosted in hydrothermal breccias, crackle breccias, and sheeted and stockwork-like zones of quartz/carbonate veins emplaced within zones of high paleopermeability associated with the extensional structures.

The mineralized structural corridor extends for greater than 3 km in a north-south direction and has been subdivided into the Trinidad deposit area and the San Ignacio area. The Mineral Resource and Mineral Reserve estimates discussed in this Technical Report are located in the Trinidad deposit area.

The major mineralized structures or vein systems recognized in the Trinidad deposit area are the Trinidad, Fortuna and Bonanza vein systems. In addition to the major vein systems, secondary veins and zones of sheeted and stockworked quartz-carbonate veins are present between the Trinidad and Bonanza systems and locally in the hanging wall to the Bonanza vein system. To-date, drilling has defined the Trinidad and Bonanza vein systems over a strike length of approximately 700 meters and to depths exceeding 500 meters from the surface.

Minera Cuzcatlan commenced production at the San Jose mine in August 2011 and as of December 31, 2012 had produced 2.4 Moz of silver and 22 koz of gold. The mining method applied in the exploitation of the veins is overhand cut and fill using a mechanized extraction methodology. Production capacity at the mine is presently 1,000 tonnes per day but Minera Cuzcatlan plans to increase production levels to 1,500 tonnes per day during 2013.

In 2012 Minera Cuzcatlán successfully managed the operation of the San José mine, processing close to 350,000 tonnes of ore from its underground mining operation and producing approximately 1.97 Moz of silver and 17 koz of gold. During the year considerable investment was made to improve and expand the mine’s infrastructure.

Mineral Reserves and Mineral Resources as of December 31, 2012 are reported in Table 1.1 and Table 1.2 respectively.

Mineral Reserve estimates have considered only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2010). Subject to the application of certain economic and mining-related qualifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves.

Table 1.1 Mineral Reserves as of December 31, 2012

Classification	Tonnes (000)	Ag Eq. (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					Ag (Moz)	Au (koz)
Proven	51	377	246	2.31	0.4	3.8
Probable	3,283	278	189	1.57	20.0	165.7
Proven + Probable	3,335	280	190	1.58	20.4	169.5

Table 1.2 Mineral Resources as of December 31, 2012

Classification	Tonnes (000)	Ag Eq. (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					Ag (Moz)	Au (koz)
Measured	3	108	71	0.66	0.0	0.1
Indicated	53	108	74	0.60	0.1	1.0
Measured + Indicated	56	109	74	0.61	0.1	1.1
Inferred	4,257	273	185	1.57	25.3	214.9

Notes

•

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves.

•

Mineral Resources are exclusive of Mineral Reserves.

•

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

•

Mineral Resources and Mineral Reserves are estimated as of June 30, 2012 and reported as of December 31, 2012 taking into account production-related depletion for the period of July 1, 2012 through December 31, 2012.

•

Mineral Reserves are reported above an Ag Eq breakeven cut-off grade of 93 g/t. Mineral Resources are reported above an Ag Eq cut-off grade of 70 g/t.

•

Metal prices used in the Ag Eq evaluation of Mineral Resources are US$25.14/oz for silver and US$1,391.63/oz for gold.

•

Metal prices used in the Ag Eq evaluation of Mineral Reserves are US$29.36/oz for silver and US$1,544/oz for gold.

•

Metallurgical recovery values used in the Ag Eq evaluation are 88% for silver and 89% for gold.

•

Mining, processing and administrative costs were estimated based on first half of 2012 actual costs.

•

Tonnes are rounded to the nearest thousand.

•

The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

•

The quantity and grade of the Inferred Resources reported in this estimation are conceptual in nature, and it is uncertain if further exploration will result in upgrading of Inferred Resources to Indicated or Measured Resource categories.

•

Totals may not add due to rounding.

Operating costs are reasonable for the production rates in a mine of this size and are comparable to other mines of the region of similar characteristics. Proposed capital expenditure for the coming year is considered reasonable in order to improve the facilities, equipment and infrastructure and guarantee the continuity and sustainability of the mining operation.

Recommended projects that have been planned for 2013 include:

1)

Expansion of the Concentrator Plant. This project requires an investment of US$ 8.4 million, which includes construction of new facilities in different areas of the plant in order to increase production from 1,000 tpd to 1,500 tpd.

2)

Delineation drilling. Minera Cuzcatlan is planning to conduct delineation drilling from underground in 2013. The goal of the program is to convert a total of 525,000 t of Inferred Resource to the category of Indicated Resource representing an estimated 5 Moz Ag Eq. To achieve this 32 drill holes totaling 9,060 m have been planned for 2013 at a budgeted cost of US$1,585,000.

3)

Brownfields exploration. An extensive drilling campaign is planned for 2013 to build on the excellent results encountered in the north of the deposit in late 2012 (Fortuna, 2013). The purpose of the program is to increase the known extents of the mineralization to the north and south of the presently defined vein systems in order to expand the Mineral Resources. A total of 20,250 m of drilling has been planned for 2013 at a budget cost of US$2.9 million.

4)

Underground development. The most important mining project for 2013 will be the underground development of the principal ramp by 980 m, which will allow mining to reach the 1,150 masl elevation. At this depth additional infrastructure will be installed to develop an operational level that will help ensure the continuity of the operation and allow greater production if the need should arise (such as due to a change in the mining methodology). The execution of Raise Boring to improve ventilation and access to underground services as the mine deepens is an important component of this project.

5)

Mine plan optimization and risk analysis. The conditional simulation methodology used in the estimation of the primary veins results in the generation of 50 equi-probable realizations. By assessing these multiple potential scenarios the mine plan can be optimized with the identification of low and high risk regions of the deposit.

6)

Cuzcatlan laboratory. The Cuzcatlan laboratory must continue to improve its accuracy and precision levels of assay results obtained from channel samples taken from the underground workings. This will ensure a higher level of confidence in the assay results and potentially allow the upgrading of material from Indicated to Measured Resources adjacent to these samples.

This Technical Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available at the effective date of this report. The conversion of Mineral Resources to Mineral Reserve was made using industry-recognized methods, actual operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of actual and future operational conditions. This report has been prepared with the latest information regarding environmental and closure cost requirements.

Fortuna believes there is excellent potential to increase the Mineral Resource at the San José property in 2013 with recent drilling demonstrating the continuation of robust ore grade mineralization in the Trinidad ore shoot to depth and to the north with the mineralization remaining open in both directions.

DIVIDENDS

The Company has not paid any dividends on its common shares nor does it intend to pay any dividends on its shares in the immediate future as management anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital is an unlimited number of common shares without par value.  All common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects.

Voting.  The holders of common shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company.  Each common share carries one vote per share.

Dividends.  The holders of common shares are entitled to receive on a pro-rate basis such dividends as the Board of Directors from time to time may declare, out of funds legally available therefor.

Rights on Dissolution.  In the event of a liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of the common shares have the right to receive on a pro-rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities.

Pre-emptive, Conversion and Other Rights.  No pre-emptive, redemption, sinking fund or conversion rights are attached to the common shares, and the common shares, when fully paid, will not be liable to further call or assessment.  No other class of shares may be created without the approval of the holders of the common shares.

MARKET FOR SECURITIES

The Company’s common shares were listed and posted for trading on the TSX Venture Exchange (“TSXV”) until January 18, 2010 when the Company graduated to the Toronto Stock Exchange (“TSX”).  On September 19, 2011, the Company’s common shares were listed and posted for trading on the New York Stock Exchange (“NYSE”).  The Company’s shares currently trade on the NYSE under the symbol “FSM”, on the TSX under the symbol “FVI”, on the Lima Stock Exchange in Peru under the symbol “FVI”, and on the Frankfurt Open Market, the unofficial market organized by Deutsche Börse in Germany, under the symbol “F4S”.

Trading Prices and Volume

The following table provides the high and low prices (in Canadian dollars) and volume for the Company’s shares as traded on the TSX during the fiscal year ended December 31, 2012:

Period	High ($)	Low ($)	Volume
December 2012	4.69	3.80	6,184,100
November 2012	5.51	4.49	6,185,500
October 2012	5.28	4.49	7,745,600
September 2012	4.83	4.70	7,349,600
August 2012	3.80	3.40	4,642,200
July 2012	3.66	3.28	3,980,500
June 2012	4.15	3.37	6,263,200
May 2012	4.15	3.03	7,091,800
April 2012	4.50	3.50	8,010,100
March 2012	7.01	4.27	14,514,500
February 2012	6.74	6.10	8,770,700
January 2012	5.72	5.52	6,920,300

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Shareholding

The Board of Directors presently consists of seven directors.  Each director will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

The following are the full name, place of residence, position with the Company, and principal occupation within the preceding five years of each of the directors and executive officers of the Company:

Name, Position and Residency (1)	Principal Occupation or Employment (1)	Period as a Director of the Company
JORGE GANOZA DURANT President, Chief Executive Officer & Director Lima, Peru	President & CEO of the Company.	December 2, 2004 to present

SIMON RIDGWAY Chairman and Director British Columbia, Canada	Chairman of the Company, March 2006 to present; President & CEO of Radius Gold Inc. (mineral exploration), over five years.	January 25, 2005 to present

MICHAEL IVERSON (3) (4) Director British Columbia, Canada	Chairman & CEO of Niogold Mining Corporation (mineral exploration); President of Triple K Ventures Inc. (private management).	March 30, 1998 to present

TOMAS GUERRERO (2) (3) Director Lima, Peru	President of BO Consulting SA (geological engineering).	July 15, 2005 to present

MARIO SZOTLENDER (3) (4) Director Caracas, Venezuela	Independent Consultant and Director of several public mineral exploration companies; President of Rusoro Mining Ltd. (mineral exploration), November 2006 to August 2007.	June 16, 2008 to present

ROBERT GILMORE (2) (4) Director Colorado, USA

Independent Certified Public Accountant; Independent Financial Consultant, over five years; Director of Eldorado Gold Corporation (mining), over five years; Chief Financial Officer of NextAction Corporation (technology-based market), May 2006 to February 2008; Director of Layne Christensen Company (drilling, water treatment & construction services and products, and natural gas producer), January 2009 to present.

June 23, 2010 to present

THOMAS KELLY (2) Director Lima, Peru

Mining Engineer; CEO of Apurimac Ferrum (mineral exploration), 2011 to present; COO of Inca Pacific Resources, Inc. (mineral exploration), 2008 to 2010; Managing Director of AITCO BOL SRL (mineral exploration), 2005 to 2007.

April 11, 2011 to present

LUIS GANOZA DURANT Chief Financial Officer Lima, Peru	Chief Financial Officer of the Company.	N/A

MANUEL RUIZ-CONEJO Vice-President, Operations Lima, Peru

Vice-President, Operations of the Company, August 2011 to present; formerly Vice-President, Project Development, July 2009 to August 2011, and Vice-President, Business Development of the Company, February 2008 to July 2009.

N/A

THOMAS VEHRS Vice-President, Exploration Colorado, USA	Vice-President, Exploration of the Company.	N/A

ROBERT BROWN Vice-President, Corporate Development British Columbia, Canada

Vice-President, Corporate Development of the Company, August 2012 to present; President of Septemus Consulting Ltd. (corporate development consulting), June 2011to August 2012; President & CEO of Calibre Mining Corp. (mineral exploration), March 2007 to June 2011.

N/A

CESAR PERA Vice-President, Human & Organizational Development Lima, Peru

Vice-President, Human & Organizational Development of the Company, August 2010 to present; Partner, Hrlatam (human resources), January 2009 to July 2010; Vice-President, Administration and Human Resources, Pacifico Grupo Asegurador (insurance), September 2006 to December 2008.

N/A

Notes:

(1)

The information as to country of residence, principal occupation, and shares held is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)

Member of the Audit Committee of the Company.

(3)

Member of the Compensation Committee of the Company.

(4)

Member of the Corporate Governance and Nominating Committee of the Company.

As at the date hereof, the directors and executive officers of the Company beneficially own, directly or indirectly, or have control or direction over, an aggregate of 754,860 common shares of the Company, representing approximately 0.6% of the issued shares of the Company.

Cease Trade Orders or Bankruptcies

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than Simon Ridgway and Mario Szotlender who are directors of a company that was the subject of a cease trade order for a period of more than 30 consecutive days from each of the BC Securities Commission and the Alberta Securities Commission.  The cease trade orders were issued as a result of that company’s failure to file its annual financial statements within the prescribed deadline, and upon the company’s filing of the outstanding documents, such orders were revoked.  In addition, the SEC revoked this company’s registration under Section 12(g) of the Securities Exchange Act of 1934 for failure to keep its filings with the SEC up-to-date.  Upon receipt of the SEC’s notice of proposed revocation, the company filed a settlement agreement with the SEC consenting to the revocation as the company was dormant;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer and shareholder.

Penalties or Sanctions

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority other than the settlement agreement described in paragraph (a)(i) under “Cease Trade Orders or Bankruptcies” above; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and a director or officer of the Company or any subsidiary.

AUDIT COMMITTEE

Pursuant to the provisions of Multilateral Instrument 52-110 (the “Instrument”), the Company’s Audit Committee has adopted a written charter (the “Charter”) that sets out its mandate and responsibilities.  The Charter is attached hereto as Schedule “A”.

The Audit Committee is presently comprised of Robert Gilmore, Tomas Guerrero and Thomas Kelly.  All members of the Committee are “independent” and “financially literate”, within the meanings given to those terms in the Instrument.

The education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member is as follows:

Audit Committee Member	Education and Experience
Robert Gilmore

Mr. Gilmore is a Certified Public Accountant and independent financial consultant with more than 30 years’ experience working with resource companies.   He is a graduate of the University of Denver with a Bachelor of Science degree in Business Administration, Accounting.  He is Chairman of the Board and of the Audit Committee of Eldorado Gold Corporation, and is a director and Audit Committee Chairman of Layne Christensen Company.  Mr. Gilmore has also served as Chairman of the Audit Committees of Global Med Technologies, MK Resources, Inc., Frontera Copper Corporation and Ram Power Corporation.

Tomas Guerrero

Mr. Guerrero is a geological engineer with over 30 years of mine geology and mineral exploration experience in Peru, Mexico, Bolivia, Venezuela, Chile, Argentina and Ecuador. Until 2001, Mr. Guerrero held a ten-year tenure as Director of Explorations for the Hochschild Group, a leading private Peruvian mining company with multiple mine operations. Under his leadership Hochschild discovered and put in production three mid size gold-silver mines. He is currently the principle of BO Consulting, an engineering consulting firm specializing in servicing the mining sector.

Thomas Kelly

Mr. Kelly has Bachelor and Masters Degrees in Mining Engineering from the Colorado School of Mines and is a Fellow of Aus.IMM and a Registered Member of SME. He has over 35 years of world-wide mineral industry experience including underground and open pit mining, project development, project management, corporate management and consulting services. Mr. Kelly has held senior positions with Freeport-McMoRan Copper & Gold Inc., AMEC Americas, Inca Pacific Resources Inc. and other recognized industry-leading companies. He is a recognized expert in project management/development and is fluent in Spanish.

The auditors of the Company, Deloitte LLP, obtain, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditors for the coming fiscal year.  If other service requirements arise during the year, the Audit Committee will pre-approve such services at that time, prior to the commencement of such services.  No services were performed by the auditors pursuant to the De-Minimus Non-audit Services exemption contained in the Instrument.

During the Company’s most recently completed fiscal year, the Company’s auditors performed certain non-audit services.  Fees charged (in Canadian dollars) by the auditors during the last two fiscal years are as follows:

	2012	2011
Audit Fees	$374,848	$310,450
Audit-Related Fees	Nil	$ 64,200
Tax Fees	$147,721	$ 98,665
All Other Fees	$ 5,051	$ 15,000
	$527,620	$488,315

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements, and for independent accountant review of the interim financial statements and management discussion and analysis.

“Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. This category comprises fees billed for reviews associated with the Company’s U.S. filings and its public financing by way of short-form prospectus.

“Tax Fees” are fees for professional services rendered for tax compliance and tax advice on actual or contemplated transactions.

“All Other Fees” are for amounts billed in 2011 for providing IFRS transition assistance, and amounts billed in 2012 for preliminary review of internal controls over financing reporting.

LEGAL PROCEEDINGS

There are no known legal proceedings involving an amount exceeding 10% of the current assets of the Company to which the Company is a party or which any of its properties is the subject during the most recently completed financial year, or any such proceedings known to the Company to be contemplated.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Olympia Trust Company, at its offices in Vancouver, BC and Toronto, ON.

MATERIAL CONTRACTS

There are no contracts, other than those herein disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and that were entered into during the most recently completed fiscal year ended December 31, 2012 or before the most recently completed financial year, but are still in effect as of the date of this AIF.

INTERESTS OF EXPERTS

Names of Experts

Eric N. Chapman  and Thomas Kelly, each a Qualified Person as defined by NI 43-101, are the authors of the Caylloma Report and the San Jose Report.  The Mineral Resource estimates were prepared under the supervision of Mr. Chapman.  The Mineral Reserve estimate and the Mineral Resource estimate exclusive of Mineral Reserves were prepared under the supervision of Mr. Kelly.

Thomas Vehrs, a Qualified Person, is responsible for ensuring that the technical information contained in this AIF is an accurate summary of the original reports and data provided to or developed by the Company.

Interests of Experts

To the knowledge of the Company, the experts named above did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their reports, other than Eric N. Chapman who currently holds 61,542 options in the Company, Thomas Kelly who currently holds 200,000 options in the Company, and Thomas Vehrs who currently holds 425,000 shares and 422,189 options in the Company.

Deloitte LLP are the auditors of the Company and are independent within the meaning of the Rules of Professional Conduct of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company is available for viewing at www.sedar.com.  Information regarding directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its Annual General Meeting held on June 6, 2012.  Additional financial information is provided in the Company’s audited financial statements for the fiscal year ended December 31, 2012 and the management’s discussion and analysis thereon.

SCHEDULE “A”

FORTUNA SILVER MINES INC.

(the “Company”)

AUDIT COMMITTEE CHARTER

PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors of the Company (the ‘Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by the senior officers of the Company (“Management”) and the Company’s internal and external audit process and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of Management.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board.  Nothing in this Charter is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board.  For this purpose, the Audit Committee may consult with Management.

The external auditors shall report directly to the Audit Committee.

Also, the Audit Committee:

a.

recommends to the Board:

i.

whether the current external auditors should be nominated for reappointment for the ensuing year and if applicable, select and recommend a suitable alternative for nomination; and

ii.

the amount of compensation payable to the external auditors;

b.

resolves disagreements, if any, between Management and the external auditors regarding financial reporting;

c.

provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.

takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving any non-audit related services provided by the external auditors to the Company or the Company's subsidiaries, if any;

e.

confirms that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

f.

reviews the plan and scope of the audit to be conducted by the external auditors of the Company;

g.

reviews and evaluates the performance of the external auditors; and

h.

reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s present and former external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles.  To accomplish this, the Audit Committee:

a.

considers the scope and general extent of the external auditors' review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.

consults with management regarding the sufficiency of the Company's internal system of audit and financial controls, internal audit procedures and results of such audits;

c.

ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.

reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.

reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.

reviews the appropriateness and disclosure of any off-balance sheet matters;

g.

reviews disclosure of related-party transactions;

h.

receives and reviews with the external auditors, the external auditors' audit report and the audited financial statements;

i.

makes recommendations to the Board respecting approval of the audited financial statements;

j.

meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.

directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.

meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a.

reviews and determines the Company's practice with respect to review of interim financial statements by the external auditors;

b.

conducts all such reviews and discussions with the external auditors and Management as it deems appropriate; and

c.

makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting.  The Audit Committee:

a.

reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.

reviews all of the Company’s public disclosure of financial information extracted from the Company's financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.

reviews material financial risks with Management, the plan that Management has implemented to monitor and deal with such risks and the success of Management in following the plan;

d.

consults annually and otherwise as required with the Company's CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.

obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.

reviews Management's response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by Management;

g.

reviews with Management the Company's compliance with applicable laws and regulations respecting financial reporting matters, and any proposed regulatory changes and their impact on the Company; and

h.

reviews as required with Management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company's Annual Information Form, Information Circular and on the Company's website.

PROCEDURAL MATTERS

The Audit Committee:

a.

invites the Company's external auditors, the CFO, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

b.

reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;

c.

has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

d.

has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;

e.

has the right to communicate directly with the CFO and other members of Management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

f.

pre-approves non-audit services to be performed by the external auditors.

COMPOSITION

The Audit Committee is composed of a minimum of three directors, all of whom meet the independence and experience requirements and have relevant skills and/or experience in the Audit Committee's areas of responsibility as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.

Appointment of Committee Members and Vacancies

Members of the Audit Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board.  The Board fills any vacancy on, or any additional members to, the Audit Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Meetings

The Chair of the Audit Committee or the Chair of the Board or any two of its members may call a meeting of the Audit Committee.  The Audit Committee meets at least four times each fiscal year, and at such other times during each year as it deems appropriate.

Quorum

A majority of the members appointed to the Audit Committee constitutes a quorum.

Notice of Meetings

The Chair of the Audit Committee arranges to provide notice of the time and place of every meeting in writing (including by facsimile) to each member of the Audit Committee at least two (2) business days prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting.  Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Audit Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Absence of Committee Chair

If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, the other members of the Audit Committee will be chose a Chair to preside at the meeting.

Secretary of Committee

At each meeting the Audit Committee appoints a secretary who need not be a director of the Company.

Attendance of the Company's Officers at Meetings

The Chair of the Audit Committee or any two members of the Audit Committee may invite one or more officers of the Company to attend any meeting of the Audit Committee.

Delegation

The Audit Committee may, in its discretion and where permitted by National Instrument 52-110 – Audit Committees, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Audit Committee determines its own procedures at meetings and may conduct meetings by telephone and keeps records of its proceedings.

COMPLAINTS

The Audit Committee has established a Whistle Blower Policy which sets out the procedures for:

a.

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.

the confidential, anonymous submission to the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee reviews the Whistle Blower Policy annually.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors, and on an annual basis, presents to the Board a Committee Annual Report consisting of the Audit Committee’s review of its charter, the Committee’s and its Chair’s performance over the past year, and any recommendations the Audit Committee makes in respect thereto.